United States
                     U. S. Securities and Exchange Commission
                               Washington, D.C.  20549


                                      Form 10-SB12G/A



                          GENERAL FORM FOR REGISTRATION OF
                        SECURITIES OF SMALL BUSINESS ISSUERS

          Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 Blini Hut, Inc.
                 Formerly "Bargain Products, Inc."
               (Exact name of registrant as specified in its charter)


   Nevada                                88-0335902
 ________________________________        ________________
 (State or other jurisdiction of         (I.R.S. employer identification
  incorporation or organization)         number)


2920 North Green Valley Parkway, Building 3, Suite 321 Henderson, Nevada 89014
                      (Address of principal executive offices)

Issuer's Telephone Number:      (702) 458-4153

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:   n/a

Name of exchange on which each class is to be registered: n/a

Securities to be registered under Section 12(g) of the Act:
               Common Stock, par value $.03 per share

                  INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1 - DESCRIPTION OF BUSINESS

GENERAL

     Blini Hut, Inc., formerly Bargain Products, Inc. (the "Company") was organized as a Nevada corporation on April 6, 1995. The Company was engaged in the business of selling low cost consumer products at the retail level through its wholly owned subsidiary, Dollar Mania, Inc., from June 1995 through September 1996. Dollar Mania was unable to financially support its rapid expansion and in order to protect its assets filed chapter 11 bankruptcy on March 28, 1996.Because the company's obligations were far in excess of its assets, after a number of months of review, examination, and discussions between major creditors, the bankruptcy trustee, the company's bankruptcy counsel, and its corporate counsel, the company decided to spin off its wholly owned subsidiary, Dollar Mania, by transferring all of the issued and outstanding common stock of Dollar Mania to the Bankruptcy Trustee. The Company has been inactive without operations since September 1996, but on May 18, 1999 the Company changed its name to Blini Hut,
 Inc., and now intends to engage in the marketing and distribution of various specialty Eastern/European fast food restaurants. The Company proposes to develop specialty Eastern/European fast foods restaurants through creating company owned restaurants and through franchising. The Company has no current operations in the marketing and development of specialty foods or fast food restaurants, and current management has no experience in this line of business.

PRINCIPAL MARKETS AND PRODUCTS

     The principal market at this time is proposed to be in the New York Metropolitan area. The products are specialty Eastern/European foods which will be sold through fast food restaurants. The Company has no existing committments related to opening new restaurants nor has the Company sought to market its proposed business to potential franchisees at this time. The Company hopes to be able to open restaurants and/or engage in franchising efforts during the first quarter of 2000.

METHODS OF DISTRIBUTION

     The Company proposes to expand through development of company owned stores and franchising in ethnic quick serve restaurants.

SUPPLIERS

     The Company will be supplied by food wholesalers in the New York Metropolitan area.

COMPETITION

     The market for the establishment of specialty Eastern/European fast food restaurant operations is expanding. The company will be at a disadvantage with other companies having larger technical staffs, established market shares and greater financial and operational resources than the company. There can be no assurance that the Company will be able to successfully compete.

YEAR 2000 ISSUES AND DISCLOSURE

     Management has determined that the issues/problems associated with the 'Year 2000' computer bug will not have a material effect on the Company's business, results of operations, or financial condition. The Company does not own, lease, or operate any equipment at this time. Management will use precaution in the future when purchasing equipment to make sure it meets any and all compliance standards. Although management deems it highly improbable, a risk associated with the Y2K issue would be that vendors who supply products to the Company could be affected, and thereby could affect its operations.
Although The company is not currently operating, it plans to commence operations in the first quarter of 2000. Transportation could be affected which could cause us to receive supplies late, and could cease or slow operations, resulting in a detrimental effect on the Company.

SEASONALITY

     The Company is not measurably affected by a seasonal trend.


EMPLOYEES

     The Company has no employees at this time. Upon initial operations, the Company anticipates that it will need five employees to develop menus, find and secure site locations, negotiate leases, design layout of restaurants, set up operational procedures and develop training guidelines for future employees.
     The Company proposes to have five employees upon initial operation and expects that it will require eight to ten employees per restaurant. The company plans to open five restaurants during the year 2000.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION

GENERAL

     Blini Hut, Inc, formerly Bargain Products, Inc., (the "Company") was organized as a Nevada corporation on April 6, 1995. The Company was engaged in the business of selling low cost consumer products at the retail level through its wholly owned subsidiary of Dollar Mania from June 1995 through September 1996. The Company has been inactive without operations since September 1996. May 18, 1999 the Company changed its name to Blini Hut, Inc., and now intends to engage in the marketing and distribution of various Eastern/European specialty food through fast food restaurants. The Company has entered into an agreement to acquire Troika Food, Inc., a Delaware
Corporation ("Troika") which currently has no business operations but plans to market and distribute various specialty foods through fast food restaurants.

POTENTIAL ACQUISITION

    On April 10, 1999, the Company entered into an agreement with the shareholders of Troika to issue them 6,000,000 shares of common stock in exchange for all the outstanding shares of common stock of Troika, which when closed, would make Troika a wholly owned subsidiary of the Company. This agreement has not closed and there is no assurance that it will do so.
Troika has no business operations at this time but plans to open and operate specialty fast food restaurants focusing on Eastern/European menus.
    The Blini Hut/Troika acquisition, although not consumated, was negotiated by the shareholders of Troika and their counsel and the management of Blini
Hut and their counsel. While an acquisition agreement has been signed by Blini Hut and the shareholders of Troika, there is no assurance that this transaction will be consumated. The consideration to be issued was negotiated by the above parties based upon an arrangement whereby six Bargain Products shares were to be issued for each of the Troika shares. The Troika shares were valued higher based on the management expertise of Troika in the Eastern European fast food business. Blini Hut has not issued any shares to the Troika Shareholders, but if and when issued, it is expected that Blini Hut will rely on the exemptions of Regulation D and Section 4(2) of the Securities Act of 1933.

     There are 2 principal shareholders of Troika; Simon Kublanov owning 300,000 shares and Leonid Kuvykin who owns 700,000 shares. The Troika shareholders hold no positions in Blini Hut.

     Blini Hut has not had any revenues from operations in each of the last two fiscal years. The Company plans to open 5 restaurants during the year 2000, at a cost of approximately $200,000 per restaurant, which amount is anticipated to be expended in the following manner:

Initial Lease Payments...................$40,000
(including 3mo. security dep.)

Leasehold Improvements...................$50,000

Equipment................................$80,000

Inventory................................$10,000

Advertising/Promotions...................$20,000
                                       ==========
                TOTAL...................$200,000

The cost of opening a restaurant may vary depending on location, price of rent, condition of structure and existing equiment. The company does not have sufficient capital at this time to open any restaurants, but anticipates raising capital for its restaurant operations through public and/or private financing either through stock offerings or loans from private parties. There is no assurance that the Company will be successful in raising capital for its restaurant operations. The Company may also consider leasing its restaurant equipment. The Company may also consider acquiring other quick serve operations and convert them to Eastern Euorpean fast food specialty restaurants. Acquisitions may be made through a combination of stock and cash. The Company has no agreements to acquire other quick serve restaurants at this time.


ITEM 3-DESCRIPTION OF PROPERTY

     The Company does not own or lease any property at this time but is using without charge the office address of its President for mailing purposes only. Using the address has no intrinsic value and is done as a convenience to the President of the Company. The mailing address is 2920 North Green Valley Parkway, Building 3, Suite 321 Henderson, Nevada 89014, telephone no. (702) 458-4153, fax no. (702) 898-7103.

ITEM 4-SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     The following tables sets forth, as of the March 15, 1999 Offering Memorandum, the outstanding shares of common Stock of the company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and share holding of each officer and director and all officers and directors as a group.

Title of
Class        Name & Address          Amount & Nature          Percent of Class
            of Beneficial Owner(1)   of Beneficial Owner(1)
______      ____________________    ______________________   _____________

Common      Dimitri Gratchev         500,000                      14.3%
            42A Altvfevskoe Shsse#74
            Moscow, Russia 127566

Common      Max Tanner               496,000                      14.1%
            2950 E. Flamingo Rd. Ste.G
            Las Vegas, Nevada 89121
___________

(1) If Blini Hut completes the acquisition of Troika Foods, Inc., Simon Kublanov, a principle shareholder of Troika, will own 1,800,000 shares or 20% of Blini Hut and Leonid Kuvykin, also a principle shareholder of Troika will own 4,200,000 shares of Blini Hut, or 46.6%. In addition, if the acquisition of Troika were consumated, the beneficial ownership of Dimitri Gratchev and Max Tanner would be reduced to 5.5% each.

CHANGES IN CONTROL

     If the agreement to acquire Troika Foods, Inc. is consumated, Mr. Simon Kublanov, a principle shareholder of Troika, will own 1,800,000 shares or 20% of Blini Hut and Leonid Kuvykin, also a principle shareholder of Troika will own 4,200,000 shares of Blini Hut, or 46.6%.


ITEM 5-DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth certain information with respect to each of the Directors, Executive Officers of the Company, their ages, and all positions with the Company.

Name                               Age         Position
___________________________      _______      ______________________________

Mont E. Tanner                      36         President, Secretary/Treasurer
2920 North Green Valley Parkway                              Director
Building 3, Suite 321
Henderson, Nv 89014

Simon Kublanov  (1)                 58          President & CEO
2675 York Ave. #1614
NYC,NY 10128

Leonid Kuvykin (1)                  49          Secretary/Treasurer
1222 Ave. Y
Brooklyn, NY 11235
____________________

(1) If Blini Hut is successful in acquiring Troika, Messrs Kublanov and Kuvykin will be officers and directors as disclosed.

     Mont E. Tanner, age 36, is Secretary/Treasurer and a director of the Company. Mr. Tanner received a Bachelor of Arts degree from Brigham Young University in 1985 and Juris Doctorate from the University of Idaho College of Law in 1990. Mr. Tanner's law school honors and activities include a University Langroise Scholarship from 1989 to 1990; and Student Writing
Editor of the Idaho Law Review. From 1985 to 1987, Mr.Tanner worked for
Concord Mortgage Corporation as a mortgage loan officer. Mr.Tanner worked as a law clerk for the Law Offices of Marc S. Tanner in Boise, Idaho in the summer of 1988 and the United States Department of the Interior in the Pacific Northwest Region and as a Judicial Clerk in the Eighth Judicial District Court for the District of Idaho-Chief Judge Harold Ryan in the summer of 1989. Mr.
 Tanner was a Judicial Clerk for the Eighth Judicial District Court-Judge Stephan Huffaker in Las Vegas, Nevada where he practiced general litigation, estate planning, tax and pension law. Mr. Tanner has since opened his own practice in Las Vegas, Nevada, practicing general litigation, estate planning, tax and pension law.

Simon Kublanov, age 58, is president and co-founder of the Troika Food, Inc. Mr Kublanov obtained a B.S. degree in economics and in Russian cuisine from the University of Food Industry and Trade, St. Petersburg, Russia, in 1962. From 1993 to present, Mr. Kublanov was the founder of Da Pie, Russian Chef, and Rush'n Express all of which have focused on Russian fast food. From 1984 to 1987, Mr. Kublanov founded "k's Fried Chicken". From 1962 to 1984 Mr. Kublanov worked in a number of restaurants both in the U.S. and Russia in management and chef capacities.

Leonid Kuvykin, age 49, is secretary, treasurer, director and co-founder of Troika Food,Inc. Mr. Kuvykin received a B.S. in business administration and an associates degree in Economics from the college of trade and marketing, Ukraine. From October of 1997 to the present, Mr. Kuvykin also serves as a member of the board to Russian Chef, Inc. Mr. Kuvykin from 1979 until 1987 has been involved with several transportation businesses most of which were franchise based. In 1979, Mr. Kuvykin immigrated to the United States from Odessa, Ukraine where from 1971 until 1978 he held several management positions in government owned food businesses.


FAMILY RELATIONSHIPS

     Not applicable.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     To the best of management's knowledge, during the past five years, no present or former director or executive officer of the company:

     (1) Has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

     (3) Was the subject of any order judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commodity Futures Trading Commission to have violated any federal or state securities law.

ITEM 6-EXECUTIVE COMPENSATION

     Any compensation received by officers or directors of the Company will be determined from time to time by the board of Directors.

Name and Principal                   All other
Position                           Compensation                Year
________________________           ___________               ________

Mont E.Tanner - Pres./Sec./Tres.         0                      1999

Simon Kublanov - (1)                     0                      1999

Leonid Kuvykin -(2)                      0                      1999
________________

(1) to be president upon closing Troika acquisition
(2) to be sec./tres. upon closing Troika acquisition

OPTION/SAR GRANTS

None

AGGREGATE OPTIONS/SAR EXERCISES AND FISCAL YEAR END OPTION/SAR
VALUE TABLE

None

LONG TERM INCENTIVE PLANS

None

COMPENSATION OF DIRECTORS

None

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND
CHANGE OF CONTROL ARRANGEMENTS

None

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Each of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office or serve on boards of directors.Mont Tanner is engaged in the full-time practice of law.
     Certain conflicts of interest may arise between the Company and its officers and directors. Mont Tanner has a conflict in devoting time to Company matters because of his full-time law practice. Simon Kublanov and Leonid Kuvykin have not taken on their respective positions as executive officers and directors of the Company because the Troika acquisition has not yet closed. Messrs Kublanov and Kuvykin are the owners and operators of Russian Chef, a privately owned company which makes and distributes private labeled food for gourmet food stores in New York City. Upon completing the acquisition of Troika, there may be potential conflicts with Russian Chef in supplying food to gourmet food stores as well as to Blini Hut's restaurants particularly should there be a shortage of some food items. There may also be a conflict with the time in which messrs Kublanov and Kuvykin have to devote to the Company as a result of their time committment to Russian Chef.
     The Company has retained one of the shareholders as legal counsel in connection with the preparation of the offering memorandum for the May, 1995 securities offering and paid him $24,000 for those services and $5,000 for other legal services rendered to the Company.

The Company retained one of its shareholders as legal counsel in connection with the on going legal services required by the Company. The total amount due for those services was $21,561 for the years 1995 and 1996. In December of 1996, the Company issued to its shareholder 1,000,000 shares of common stock as payment for those services. Those services were valued at $.021561 per share or $21,561.

The Company retained one of its shareholders as legal counsel in connection with a proposed securities offering and other legal matters during 1998. The proposed securities offering was abandoned. The legal fees incurred by the Company of $49,500 for preparation of the offering memorandum and other legal services was paid by issuing 495,000 shares of its common stock for these services which were valued at $.10 per share or $49,500.

      The Company will attempt to resolve any such conflicts of interest in favor of the Company. An attempt will be made to resolve any conflicts by bringing such conflicts to the attention of independent board members or advisors. In addition, any such conflicts may be raised at any annual or special meeting of the Shareholders.

    The officers and directors of the company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A Shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

TRANSACTIONS BETWEEN THE COMPANY AND MANAGEMENT

None


ITEM 8-LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 9-MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTER

MARKET INFORMATION

     The Company's common stock is traded on the Pink Sheets under the symbol "BHUT". The 52 week high is 6 1/2 and the 52 week low is 1/32. The approximate last 90 day period from Aug 17, 1999 to November 10,1999 has a high of 6 1/2 and a low of 4 3/4.

STOCKHOLDERS

     The Company's transfer agent, Silver State Registrar and Transfer Corporation, confirms that as of September 9, 1999, there are approximately
 300 shareholders of record for the Company including those shares held in street name.

DIVIDENDS

     The payment by the company of dividends, if any in the future, rests within the discretion of its Board of Directors and will depend among other things, upon the Company's earning, its capital requirements and its financial condition, as well as other relevant factors. The company has not paid or declared any dividends to date due to its present financial status.

ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES

   On March 25, 1999, the company sold three million shares of common stock to approximately thirty shareholders at $.03 per share pursuant to an Offering Memorandum dated March 25, 1999. The shares were offered pursuant to an exemption from Registration under Regulation D Rule 504.

     The following is a list of shareholders who purchased in this offering:

Shareholder                 Date         Type of                   Number of
                                         Security                  Shares
_____________________________________________________________________________
Alexandre Bardeev         4/6/99         Common Stock              76,666
Natalia Belogourova       4/6/99         Common Stock             103,333
Nataliy Bobkova           4/6/99         Common Stock              70,000
Lidiy Butova              4/6/99         Common Stock              42,667
Dana Fedrova              4/6/99         Common Stock              33,333
Nataliya Gerasina         4/6/99         Common Stock              60,000
Tanya Gerosimeko          4/6/99         Common Stock              53,333
Irina Goncharova          4/6/99         Common Stock             116,667
Vadim Gratchev            4/6/99         Common Stock              16,666
Tamara Gratcheva          4/6/99         Common Stock             116,000
Viatchesiav, Ivanov       4/6/99         Common Stock              79,000
Andrey Kagramanov         4/6/99         Common Stock             100,000
Andrey Kuvichinsky        4/6/99         Common Stock              93,333
Maria Kuznetsova          4/6/99         Common Stock              65,666
Tatiana Lapina            4/6/99         Common Stock             116,667
Maxim Lavrov              4/6/99         Common Stock              38,333
Dimitry Nazarov           4/6/99         Common Stock              63,333
Alexandr Obukov           4/6/99         Common Stock              96,666
Margo Petrunina           4/6/99         Common Stock              53,333
Galina Ratner             4/6/99         Common Stock              63,666
Mark Ratner               4/6/99         Common Stock              70,000
Irina Romanova            4/6/99         Common Stock              83,333
Kapitolina Smirnova       4/6/99         Common Stock              75,000
Max Tanner                4/6/99         Common Stock             495,000
Viarkov Valeriy           4/6/99         Common Stock              80,000

Total Number of Investors: 25


     On September 1, 1997, the Company sold Kristine Gornichec 50,000 shares of common stock at $.01 per share pursuant to an exemption from Registration under Section 4(2) of the Securities Act of 1933. After taking into account a 1 for 10 reverse stock split on April 10, 1998, these 50,000 shares are currently only 5,000 shares.

ITEM 11-DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 10,000,000 Shares of Common Stock. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders.

NON-CUMULATIVE VOTING

     Holders of Shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

ITEM 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

A.     Indemnification provided by statute:

Sections 78.037, 78.295, 78.300, 78.7502, 78.751 and 78.752 of the Nevada
Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

NRS 78.037.   Articles of incorporation: Optional provision. The articles of incorporation may also contain:

     1. A provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

        (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law; or

        (b) The payment of distributions in violation of NRS 78.300.

     2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

NRS 78.295. Liability of directors for declaration of distributions. A director is fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and other facts pertinent to the existence and amount of money from which distributions may properly be declared.

NRS 78.300.  Liability of directors for unlawful distributions.

     1. The directors of a corporation shall not make distributions to stockholders except as provided by this chapter.

     2. In case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

NRS 78.7502. Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

     1. A corporation may indemnify any person who was or is a party of is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses,including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue of matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751. Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

     1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

        (a) By the stockholders;

        (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

        (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

        (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

       (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

      (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

       (a) The creation of a trust fund.

       (b) The establishment of a program of self-insurance.

       (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

       (d) The establishment of a letter of credit, guaranty or surety.

     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

     3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the Board of Directors, even if all or part of the other person stock or other securities is owned by the corporation.

     4. In the absence of fraud:

       (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

       (b) The insurance or other financial arrangement:

          (1) Is not void or voidable; and

          (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

B.  Indemnification provided by the Articles of Incorporation

The NINTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability or a director or officer
(i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal or modification.

C.  Indemnification provided by the By-Laws of the Company

Article VII, INDEMNIFICATION, of the Company's By-Laws provides for the following indemnification protections: Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's Bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

ITEM 13.  FINANCIAL STATEMENTS

BLINI HUT, INC. & TROIKA FOOD, INC.
(DEVELOPMENT STAGE COMPANIES)
PROFORMA BALANCE SHEET
SEPTEMBER 30, 1999


Assets
   Cash                                                       $80,237
   Deferred Offering Costs                                    $19,000
   Organizational Costs less accumulated
     amortization of $570                                         430
                                                              -------
  Total Assets                                                $99,667
                                                              =======
Liabilities & Stockholders' Equity

Liabilities
   Accounts Payable                                             $350
   Advances from Shareholder                                   $1500
                                                             --------
   Total Liabilities                                           $1850
                                                              ------
Stockholders' Equity
   Common Stock - Authorized 10,000,000 shares
   at $.01 par value, issued and outstanding 9,508,461        950,843
   Additional Paid-In Capital                                 909,277
   Deficit accumulated during the development stage         (1,762,303)
                                                           -------------
                                                              97,817
                                                           ----------
Total Liabilities and Stockholders' Equity                   $99,667


NOTE A: The proforma balance sheet shows a consolidation of Troika Food, Inc. with Blini Hut, Inc. as of September 30, 1999.

TROIKA FOOD, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
sEPTEMBER 30, 1999
(UNAUDITED)

Assets
   Cash                                                          $437
   Deferred Offering Costs                                    $19,000
   Organizational Costs less accumulated
     amortization of $128                                         372
                                                              -------
  Total Assets                                                $19,809
                                                             ========
Liabilities & Stockholders' Equity

Liabilities
   Advances from Shareholder                                   $1500

Stockholders' Equity
   Common Stock - Authorized 4,000,000 shares
   at $.01 par value, issued and outstanding 1,000,000         10,000
   Preferred Stock - authorized 1,000,000 shares
   at $.01 par value
   Additional Paid-In Capital                                  90,000
   Deficit accumulated during the development stage           (81,691)
                                                           -------------
   Total Stockholders' Equity                                 $18,309
                                                           ----------
Total Liabilities and Stockholders' Equity                   $19,809
                                                            =========

TROIKA FOOD, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF LOSS AND STOCKHOLDERS'DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30,1999 FROM MAY 1998
(INCEPTION) TO SEPTEMBER 30, 1999
(UNAUDITED)

                                               Cumulative during
                                               development stage
                                               -----------------

Revenues                                              $0           $0

Operating Expenses
   Rent                                               $76,500      76,500
   Development Costs                                    4,907       4,907
   Miscellaneous expenses                                 284         228
                                                     --------      ------
Total Operating Expenses                              81,691       81,635
                                                      -----        ------

Net Loss                                            (81,691)      (81,635)
                                                   =========
Retained Deficit - January 1,1999                                  (56)

Retained Deficit - September 30, 1999                             (81,691)
                                                                 ==========

TROIKA FOOD INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 1999
(UNAUDITED)

History: The Company was incorporated in Deleware on May 15, 1998. To date, there has been no operations. However, the Company is in negotiations to merge with a public entity in a tax free exchange.

Deferred Offering Costs: The Company has incurred costs in discussions on the merger with Blini Hut,Inc. Upon the completion of the transaction, these costs will be written off to stockholders' equity.

Lease: The Company has entered into a 10 year lease for its premises. The future rental payments will be as follows on a calendar year basis.

2000 - $102,255
2001 - $105,323
2002 - $108,486
2003 - $111,735
subsequent to 2003 $733,019
                    -------
TOTAL              $1,160,818
                  ===========

The Company commenced paying rent in January 1999, with the first seven months of rent being waived by the landlord.

November 10, 1999

The enclosed statements have been prepared by me.

/s/ Simon Kublanov, President
Simon Kublanov, President
Troika Food, Inc.

Note: This is in reference to the unaudited Troika Food financial statements

                                   BLINI HUT, INC.

                             (FORMERLY BARGAIN PRODUCTS)

                           (A DEVELOPMENTAL STAGE COMPANY)

                                FINANCIAL STATEMENTS

                                  September 30, 1999
                                      (unaudited)

                                       Table of Contents

                                                       Page Number


FINANCIAL STATEMENT

      Balance Sheet....................................    1

      Statement of Operations and Equity
      Accumulated During the Development Stage........     2

      Statement of Changes in Stockholders............     3

      Statement of Cash Flows.........................     4

      Notes to the Financial Statements...............     5

BLINI HUT, INC.
(A DEVELOPMENTAL STAGE COMPANY)
BALANCE SHEETS
September 30, 1999
(unaudited)
                                                  Sept. 30,      Sept 30,
                                                      1999          1999
                                                 ----------     ---------
ASSETS

Cash                                               $79,800         $164

Organizational costs less accumulated
        amortization of $442                            50          150
                                                   ________      _______
        Total Assets                                $79,800         164
                                                    ========    ========


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts Payable                                      $350        $100
                                                      ----        -----

          Total Liabilities                           $350        $100

Stockholders Equity
       Common stock, authorized 10,000,000 shares
       at $.10 par value, issued and outstanding
       3,508,461 shares                                          50,843
        Additional paid-in capital                  $80,843
        Deficit Accumulated during the            $1,679,277  1,629,676
        developmental stage                       (1,680,620) (1,680,305)
                                                 -----------  -----------
       Total Stockholder's Equity                   79,500        214

       Total Liabilities and Stockholder's Equity   $79,858       314
                                                   =========     =====

The accompanying notes are an integral part of these financial statements.

BLINI HUT, Inc.
(A DEVELOPMENTAL STAGE COMPANY)
STATEMENT OF OPERATIONs AND DEFICIT
(Unaudited)

                       January 1, 1999                         January 1, 1998
                 to September 30, 1999                   to September 30, 1998
                   ---------------------                    ------------------

Income                   $             0                     $               0

Expenses
    Amortization                      75                                    75
    Bank Charges                      10                                   194
    Office Expenses                  140                                     0
    Legal                              0                                49,500
                                     ----                              -------
Total operating expenses             225                                49,769

Net loss                            (225)                             (49,769)

Retained Earnings                 (1,680,395)                       (1,630,536)
                                 ------------                       -----------
Deficit accumulated during
the developmental stage       $   (1,680,620)                       (1,680,305)
                                 =============                       ==========

The accompanying notes are an integral part of these financial statements.

BLINI HUT, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD From April 6, 1995 (date of inception)
(unaudited)
                                             Additional
                      Common Stock           paid-in
                      Shares      Amount     Capital           Total
                  (adjusted for
                  stock splits)
                     --------   ----------   -----------       ----------
Issuance of common
stock for cash          2,600   $   2,600    147,500        $  150,100
Issuance of common
stock for stock         4,828       4,828          0             4,828
Contributed Capital         0           0  1,255,600         1,255,600
Less Offering Costs         0           0   (30,070)          (30,070)
Net Loss                    0           0          0       (1,386,670)
                   ----------    ---------  ---------      ------------
Balance,
December 31, 1995      7,428       7,428   1,373,030           (6,212)
Issuance of Common
stock for services     1,000       1,000      20,561           21,561
Contributed Capital        0           0     224,000          224,000
Net Loss                   0           0           0         (238,573)
                    ---------     -------   ---------      -----------
Balance,
December 31, 1996      8,428      8,428     1,617,591          776
Reverse Stock Split
100 to 1               8,344         0           0               0
Issuance of Common
Stock for cash         5,000          5,000          0           5,000
Net Loss                  0               0          0          (5,293)
                    ---------      ---------       ------      ---------
Balance
December 31, 1997    134,295          13,428     1,617,591          483
Reverse Stock Split
10 t0 1             (120,834)       (12,085)     12,085             0
Issuance of common
stock for services   495,000          49,500         0           49,500
Net loss                  0              0           0          (49,858)
                    ---------       ---------      -----      -----------
Balance
December 31, 1998    508,461          50,843     1,629,676          125
Net Loss                   0               0             0         (225)
Less Offering Costs        0               0       (10,400)     (10,400)
Issuance of common
stock for cash     3,000,000          30,000       60,000        90,000
                    ---------       ---------      -----      -----------

Balance
September 30,1999  $3,508,461      $  80,843      $   1,679,277    $ 79,500
                   =========          =======         ========      =======

the accompanying notes are an integral part of these financial statements.

BLINI HUT, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
(Unaudited)


                               January 1, 1999              Jan. 1 1998
                              to Sept. 30 1999        to Sept. 30, 1998
                            -------------------       -----------------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net Loss                       $          (225)       $     (49,769)
Noncash items included in net loss
     amortization                           75                    75
     Stock issued for legal services         0                49,500
     Increase in accounts payable          250                   100
                                          ----                ------
      NET CASH PROVIDED BY
      OPERATING ACTIVITIES                 100                  (94)

CASH FLOWS USED BY INVESTING ACTIVITIES     0                     0

CASH FLOWS FROM FINANCING ACTIVITIES

      Sale of common stock               30,000                    0
      Additional paid-in capital         60,000                    0
      Less offering costs                (10,400)                  0
                                        ---------            ---------
           NET CASH PROVIDED BY
           FINANCING ACTIVITIES           79,600                   0

           NET INCREASE IN CASH           79,700                 (94)
                                                                -----
CASH AT BEGINNING OF PERIOD                 100                  258
                                        ---------              ------
CASH AT END OF PERIOD                     $79,800               $164

The accompanying notes are an integral part of these financial statements.

BLINI HUT, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 1999

NOTES TO THE FINANCIAL STATEMENTS

     Blini Hut, Inc., (formerly Bargain Products, Inc.) (the Company) has elected to omit substantially all footnotes to the financial statements for the nine months ended September 30, 1999 and September 30, 1998. The share information in the Statement to Changes in Stockholder's Equity has been revised retroactively to take into account a 1 for 100 reverse stock split on July 29, 1999 and a 1 for 10 reverse stock split on April 10, 1998.

UNAUDITED INFORMATION

     The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal years.

NAME CHANGE

   On May 6, 1999, the Company changed its name from "Bargain Products, Inc." to "Blini Hut, Inc."

AUDITED FINANCIAL STATEMENTS



                          BARGAIN PRODUCTS, INC.

                      (A DEVELOPMENT STAGE COMPANY)

                          FINANCIAL STATEMENTS

                           December 31, 1998

                           TABLE OF CONTENTS
                                                      Page Number
                                                      -----------


ACCOUNTANT'S REPORT........................................1

FINANCIAL STATEMENT:

     Balance Sheet.........................................2

     Statement of Operations and Deficit
     Accumulated During the Development Stage..............3

     Statement of Changes in Stockholders' Equity..........4

     Statement of Cash Flows...............................5

     Notes to the Financial Statements....................6-8

DAVID E. COFFEY                3651 Lindell Rd. - Suite H Las Vegas, NV 89103

CERTIFIED PUBLIC ACCOUNTANT    (702) 871-3979

To the Board of Directors and Stockholders of Bargain Products, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Bargain Products, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the period from April 6, 1995 (date of inception) to December 31, 1998. These financial statements are the responsibility of Bargain Products Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.
     I conducted my audit in accordance with generally accepted audited standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opnion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Bargain Products, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.


/s/ DAVID COFFEY C.P.A.
David Coffey C.P.A.
Las Vegas, Nevada
April 7, 1999

BARGAIN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
December 31, 1998


ASSETS

Cash                                                    $     100
Organizational costs less accumulated
   amortization of $375                                       125
                                                             -----
   Total Assets                                         $     225
                                                             =====


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                       $      100

                                                             -----
   Total Liabilities                                          100


Stockholders' Equity
   Common stock, authorized 10,000,000 shares
   at $.10 par value, issued and outstanding
   508,461 shares                                          50,843
   Additional paid-in capital                           1,629,676
   Deficit accumulated during the
     development stage                                 (1,680,394)
                                                             -----
   Total Stockholders' Equity                                 125

   Total Liabilities and Stockholders' Equity           $     225
                                                             =====

The accompanying notes are an integral part of these financial statements.

BARGAIN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                            From Inception
                                January 1, 1998              April 6, 1995
                           To December 31, 1998           To Dec. 31, 1998
                               -----------------            ----------------

Income                             $         0                  $       0

Expenses
   Amortization                            100                        375
   Bank Charges                            258                      1,278
   Consulting                                0                    216,200
   Licenses                                  0                         85
   Legal                                49,500                     93,477
   Travel                                    0                        500
   Write off of investment in
   wholly owned subsidiary;
    stock                                    0                      4,828
    capital contributions                    0                  1,363,651
                                         -----                  --- -----
Total expenses                           49,858                 1,680,394

Net loss                                (49,858)
                                         ------
net loss                                (49,858)

Retained earnings,
beginning of period                   (1,630,536)
                                      ----------

Deficit accumulated during
the development state                 $(1,680,394)
                                      ===========


The accompanying notes are an integral part of these financial statements.

BARGAIN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM April 6, 1995  (Date of Inception)
To December 31, 1998

                                                 Additional
                            Common Stock        Paid-in
                            Shares     Amount    Capital        Total
                        ----------     ------    -------        -----

Issuance of common
stock for cash             100,000   $    100  $       0  $      100
Issuance of common
stock for cash           2,500,000      2,500    147,500     150,000
Issuance of common
stock for stock          4,828,571      4,828          0       4,828
Contributed capital              0          0  1,255,600   1,255,600
Less offering costs              0          0    (30,070)    (30,070)
Net loss                         0          0          0  (1,386,670)
                         ---------      -----  ---------   ---------
December 31, 1993       7,428, 571      7,428  1,373,030      (6,212)

Issuance of common
stock for services      1,000,000       1,000     20,561      21,561
Contributed capital             0           0    224,000     224,000
Less net loss                   0          0          0     (238,573)
                        ---------      ------    -------     -------

Balance,
December 31, 1996        8,428,571      8,428  1,617,591         776

Reverse stock split
100 to 1               (8,344,276)          0          0           0
Issuance of common
stock for cash             50,000       5,000          0       5,000
Net loss                        0           0                 (5,293)
                         --------       -----      -----       -----

Balance,
December 31, 1997        134,295       13,428    1,617,591       483

Reverse stock split
10 to 1                 (120,834)     (12,085)      12,085         0
Issuance for common
stock for services       495,000       49,500            0         0
Net loss                       0            0            0   (49,858)
                         ---------      -----      -----        -----

Balance,
December 31, 1998        508,461   $  50,843   $ 1,629,676  $     125
                         =======      ======     =========        ===
The accompanying notes are an integral part of these financial statements.

BARGAIN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED December 31, 1998
(With Cumulative Figures Fom Inception)


                                                         From Inception,
                                          Year ended       April 6, 1995
                                   December 31, 1998    To Dec. 31, 1998
                                   -----------------    ----------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net loss                                 $   (49,858)   $  (1,680,394)
Noncash expenses included in net loss
   Amortization                                  100              375
   Stock issued for legal services            49,500            76,061
   Write off stock in
     wholly owned subsidiary                       0             4,828
   Increase in accounts payable                  100               100
                                              ------         ---------
              NET CASH USED BY
              OPERATING ACTIVITIES              (158)       (1,599,030)

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                            0               500
                                               -----               ---
              NET CASH USED BY
              INVESTING ACTIVITIES                 0               5400

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                            0               2,600
   Additional paid-in capital                      0           1,627,100
   Less offering costs                             0             (30,070)
                                              ------              ------
             NET CASH PROVIDED BY
             FINANCING ACTIVITY                    0           1,599,630

            NET INCREASE IN CASH                (158)   $            100
                                                                     ===
CASH AT BEGINNING OF PERIOD                      258
                                                 ---
       CASH AT END OF PERIOD              $      100
                                                 ===

Supplemental disclosures of cash flow information:
   Issuance of common stock in exchange
   for services                               49,500      $       71,061
                                              ======              ======

The accompanying notes are an integral part of these financial statements.
                                 -5-

BARGAIN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on April 6, 1995 under the laws of the state of Nevada. The business purpose of Company is to engage in retail sales of low cost consumer products at the retail level.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  ORGANIZATION COSTS

        Organization costs are capitalized and amortized over 60 months.

NOTE C  OFFERING COSTS

        The offering costs which were incurred by the Company in connection with the public stock offering were deducted from the net proceeds of that offering.

NOTE D  WHOLLY OWNED SUBSIDIARY

        The Company entered into an agreement on June 20, 1995 to exchange 4,828,571 shares of its common stock to acquire 25,000 shares of common stock in Dollar Mania, Inc., a Nevada corporation. After this exchange, Dollar Mania, Inc. became a wholly owned subsidiary of Bargain Products, Inc. On March 28, 1996, the wholly owned subsidiary filed for protection under the bankruptcy laws in the State of Nevada. In December of 1996, the Company abandoned the 25,000 shares of common stock in Dollar Mania, Inc., its wholly owned sdubsidiary, to the trustees in the bankruptcy proceedings and there by disposed of the wholly owned subsidiary. The cost of the stock was written off as an extraordinary item in the amount of $4,828.

NOTE E  PUBLIC STOCK OFFERING

        In may of 1995, a public stock offering was made and the net proceedws of that offering will be used for the purpose of engaging in retail sales of low cost consumer products at the retail level. The Company sold 2,500,000 shares of the common stock for $150,000.
                                     -6-

BARGAIN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE F  CAPITAL CONTRIBUTIONS TO WHOLLY OWNED SUBSIDIARY

        On March 28, 1996 Dollar Mania, Inc. filed for protection under the bankruptcy laws in the State of Nevada. All of the capital contributions made in 1995 and 1996, in the amount of $1,363,651 were written off as an extraordinary item.

NOTE G RELATED PARTY TRANSACTIONS

        The Company has retained one of the shareholders as legal counsel in connection with the preparation of the offering memorandum for the May, 1995 securities offering and paid him $24,000 for those services and $5,000 for other legal services rendered to the Company.

        The Company retained one of its shareholders as legal counsel in connection with the on going legal services required by the Company. The total amount due for those services was $21,561 for the years 1995 and 1996. In December of 1996, the Company issued to its shareholder 1,000,000 shares of common stock as payment for those services. Those services were valued at $.021561 per share or $21,561.

        The Company retained one of its shareholders as legal counsel in connection with a proposed securities offering and other legal matters during 1998. The proposed securities offering was abandoned. The legal fees incurred by the company of $49,500 for preparation of the offering memorandum and other legal services was paid by issuing 495,000 shares of its common stock for these services which were valued at $.10 per share of $49,500 in addition to the $5,000 referenced above.

NOTE H  REVERSE STOCK SPLIT

        On July 15, 1997, the Company approved a one for one hundred reverse stock split of the common stock, decreasing the authorized common stock from 25,000,000 shares, $.001 par value per share to 250,000 shares of common stock, $.10 par value. There were 8,428,571 shares of common stock issued and outstanding before the reverse stock split and 84,295 after the reverse stock split. The company raised the authorized common stock to 10,000,000 shares effective July 29, 1997.
                                  -7-

BARGAIN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE I  PRIVATE STOCK PLACEMENT

        In December of 1997, the Company sold 50,000 shares of its common stock for $.10 per share or $5,000. The proceeds were used to pay legal expenses of the Company.

NOTE J  REVERSE STOCK SPLIT

       On April 10, 1998 the Company approved a one for ten reverse stock split of the common stock, decreasing the authorized common stock from 10,000,000 shares, $.001 par value per share to 1,000,000 shares of common stock, $.10 par value. There were 134,295 shares of common stock issued and outstanding before the reverse stock split and 13,429 after the reverse stock split. The Company raised the authorized common stock to 10,000,000 shares effective May 2, 1998.

       On March 24, 1999, the company amended its articles of incorporation to change the par value of its common stock from $.10 to $.01 per share. In March of 1999, the Company approved a securities offering of 3,000,000 shares of its common stock to be sold at $.03 per share.


ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND
FINANCIAL DISCLOSURE

     The Company has used the same independent accountant since its inception in April of 1995 and has not had any disagreements with said independent accountant.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The Company's financial statements for the period from inception to December 31, 1998 are included herein under Item 13 of this Registration Statement.

(b) The following exhibits are furnished as required by Item 601 of Regulation S-B.

Exhibit No.    Description

3.0 Certificate of Incorporation of Bargain Products, Incorporated consisting of Articles of Incorporation filed with the Secretary of State of the State of Nevada on April 6, 1995, filed with SEC in this Registration Statement.

3.1 By-Laws of Bargain Products, Incorporated, dated April 6, 1995 , are attached hereto, filed with SEC in this Registration Statement.
3.2            Amendment to the Articles of Incorporation, dated July 15, 1997.

3.3            Amendment to the Articles of Incorporation, dated April 16, 1998.

3.4            Amendment to the Articles of Incorporation, dated May 11, 1999.

4.0            Common Stock certificate, filed with SEC in this Registration
               Statement.

10.0           Stock for Stock Agreement between Troika Food, Inc. & Blini Hut

27.0 Financial Data Schedule for the period ending 12/31/98, filed with the SEC in this Registration Statement.

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Bargain Products, Inc.
                                     (Registrant)

Date:   November 10, 1999              By: /s/Mont Tanner
                                     --------------------------------
                                     President and Director